                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of November, 1998


             NORDIC AMERICAN TANKER SHIPPING LIMITED
         (Translation of registrant's name into English)

                           Cedar House
                         41 Cedar Avenue
                          Hamilton HMEX
                             Bermuda
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Set forth herein are the Letter from the Chairman, Notice of Special General Meeting and Proxy Statement of Nordic American Tanker Shipping Limited (the "Company"), as the same were first mailed on October 30, 1998 to the holders of the Company's common shares, par value $0.01.

ADDITIONAL INFORMATION

         The British Petroleum Company p.l.c. files annual reports on Form 20-F (File No. 1-6262) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.







































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

                           [NATS LOGO]


                        October 29, 1998


                     TO THE SHAREHOLDERS OF
             NORDIC AMERICAN TANKER SHIPPING LIMITED


         Enclosed are a Notice of a Special General Meeting of Shareholders ("Notice") of Nordic American Tanker Shipping Limited (the "Company") which will be held at the officers of Seward & Kissel, One Battery Park Plaza, 19th Floor, New York, New York on November 30, 1998 at 10:00 a.m. (New York City time), and related materials.

         At this Special General Meeting (the "Meeting"), shareholders of the Company will consider and vote upon proposals to (i) amend the Bye-Laws of the Company to allow the Company to incur debt in an amount up to US$30,000,000 to be used to purchase its Common Shares, $0.01 par value per share (the "Shares"), pursuant to a "Dutch Auction" tender offer,
(ii) encourage the Board of Directors to look into and explore potential opportunities with major oil companies to secure charter arrangements for additional ships similar to the arrangements with the current Vessels and (iii) make a technical amendment to Bye-Law 87. Adoption of Proposals One and Three requires the affirmative vote of holders of two-thirds of the Company's outstanding Shares. As Proposal Two is non-binding, that proposal only requires the affirmative vote of a majority of the holders of the Shares present and voting at the Meeting.

         Concurrently with the mailing of this letter, the Company has commenced a "Dutch Auction" tender offer (the "Offer") to purchase up to 1,870,967 of its Shares from Existing shareholders. Documents related to the Offer are also enclosed. The closing of the Offer and acceptance of Shares for payment is conditioned on the approval by the Company's shareholders of Proposal One to amend the Bye-Laws to allow the Company to incur debt. The price will not be in excess of $15.50 nor less than $11.50 per Share. The "Dutch Auction" tender offer procedure allows you to select the price within the specified price range at which you are willing to sell all or a portion of your Shares to the Company. Alternatively, this procedure allows you to elect to sell all or a portion of your Shares to the Company at a price determined by the "Dutch Auction" process. The Company reserves the right to purchase additional Shares.

         Based upon the number of Shares tendered and the prices specified by the tendering shareholders, the Company will


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

determine the since per Share price within the range that will allow it to buy 1,870,967 Shares (or such lesser number of Shares that are validly tendered). If Proposal One to amend the Bye-Laws to allow the Company to incur debt is not approved, the Company will withdraw the Offer. Approval of Proposal One to amend the Bye-Laws to incur debt, however, is not conditioned on approval of the other two proposals.

         On October 28, 1998, the last trading day prior to the announcement and commencement of the Offer, the closing price per Share for the Company's Shares on the American Stock Exchange ("AMEX") was $11 7/8 and on October 8, 1998, the last trading day on the Oslo Stock Exchange ("OSE") on which a transaction in the Shares was reported, the closing price for the Shares was NOK
125. Any shareholder tendering Shares directly to the US Depositary or Norwegian Depositary, whose shares are purchased in the Offer will receive the net purchase price in cash and will not incur the usual transaction costs associated with open-market sales. Any shareholder owning an aggregate of fewer than 100 Shares whose Shares are properly tendered directly to the US Depositary and purchased pursuant to the Offer will avoid the applicable odd lot discounts payable on sales of odd lots on the AMEX.

         The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the Offer. The instructions on how to tender Shares are also explained in detail in the accompanying materials.

         Neither the Company nor the Board of Directors makes any recommendation to shareholders as to whether to tender or refrain from tender their Shares. Each shareholder must make the decision whether to tender Shares and, if so, how many Shares and at which price or prices Shares should be tendered. The Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the Offer. Similarly, Ugland Nordic Shipping ASA, the Company's Manager, has advised the Company that it does not intend to tender any Shares.

         If you do not wish to participate in the Offer, you do not need to take any action with respect to the Offer. Whether or not you participate in the Offer, the Company's Board of Directors believes that the proposed amendments to the Bye-Laws and corresponding incurrence of debt by the Company upon the terms and conditions set forth in the accompanying Proxy Statement are in the best interests of our shareholders. Therefore, the Board recommends that you vote in favor of amending the Bye-Laws of the Company. Ugland Nordic Shipping ASA, which beneficially owns approximately 15% of the Shares, has



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

indicated that it will vote its Shares in favor of all three proposals.

         You are cordially invited to attend the Meeting in person. Whether or not you plan to attend the Meeting, please sign, date and return as soon as possible the enclosed proxy in the enclosed stamped, self-addressed envelope. If you attend the Meeting, you may revoke your proxy and vote your shares in person.

         Please note that the Offer is scheduled to expire at 11:00 p.m., Oslo time, and at 5:00 p.m., New York City time, on November 30, 1998, unless extended by the Company. Questions regarding the Offer should not be directed to the Company but should instead be directed to ChaseMellon Shareholder Services L.L.C., the Information Agent, DnB Markets, the Scandinavian Information Agent, Lazard Freres & Co. LLC, the Dealer-Manager, or Lazard Capital Markets, the International Dealer-Manager, at their respective addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

                             Very truly yours,

                             Herbjorn Hansson
                             Chairman and Chief Executive Officer

             NORDIC AMERICAN TANKER SHIPPING LIMITED
        NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS
                        NOVEMBER 30,1998

         NOTICE IS HEREBY given that a Special General Meeting of the shareholders of Nordic American Tanker Shipping Limited (the "Company") will be held on November 30, 1998 at 10:00 a.m., New York City time, at the offices of Seward & Kissel, One Battery Park Plaza, 19th Floor, New York, New York, for the following purposes, all of which are more completely set forth in the accompanying Proxy Statement:

         1. To amend the Company's Bye-Laws to enable the Company to (i) incur debt of up to US$30,000 000 in the aggregate to be used by the Company to purchase its Common Shares, $0.01 par value per share (the "Shares") and furnish related security; and (ii) bear the costs associated with the incurrence of debt, the current proposals and any future proposals by the Board of Directors to amend the Bye-Laws, and the offer by the Company to purchase the Shares.

         2. To seek shareholder support for the Board of Directors to look into and explore potential opportunities with major oil companies to secure charter arrangements for additional ships similar to the arrangements with the current Vessels;

         3.   To make a technical amendment to Bye-Law 87.

         4. To transact other such business as may properly come before the meeting or any adjournment thereof.

         The Board of Directors has fixed the close of business on October 28, 1998, as the record date for the determination of the shareholders entitled to receive notice and to vote at the Special General Meeting or any adjournment thereof.

         Ugland Nordic Shipping ASA, which beneficially owns approximately 15% of the Shares, has indicated that it will vote its Shares in favor of all three proposals.

         WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL GENERAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED BY MANAGEMENT.

         IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND
VOTE IN PERSON.

                             BY ORDER OF THE BOARD OF DIRECTORS



                             John Campbell
                             Secretary

October 29, 1998










































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

                     NORDIC AMERICAN TANKER
                        SHIPPING LIMITED
                           CEDAR HOUSE
                         41 CEDAR AVENUE
                     HAMILTON HM EX, BERMUDA

                        ________________

                         PROXY STATEMENT
                               FOR
             SPECIAL GENERAL MEETING OF SHAREHOLDERS
                 TO BE HELD ON NOVEMBER 30,1998

                        _________________

         INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

         The enclosed proxy is solicited on behalf of the Board of Directors ("Board" or "Directors") of Nordic American Tanker Shipping Limited, a Bermuda company (the "Company"), for use at the Special General Meeting of Shareholders to be held at the offices of Seward & Kissel, One Battery Park Plaza, 19th Floor, New York, New York, on November 30, 1998, at 10:00 a.m. in New York City time (the "Meeting"), or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Special Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Special Meeting on or about October 29, 1998.

VOTING RIGHTS AND OUTSTANDING SHARES

         The outstanding securities of the Company on October 28, 1998 (the "Record Date"), consisted of 11,813,850 common shares, par value $0.01 (the "Shares"). Each shareholder of record at the close of business on the Record Date is entitled to one (1) vote for each Share then held. The Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted for the proposals set forth on the Notice of Special Meeting of Shareholders.

         The Shares are listed on the American Stock Exchange
("AMEX") under the symbol "NAT" and on the Oslo Stock Exchange
("OSE") under the symbol "NAT".

REVOCABILITY OF PROXEES

         A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company's principal office, Cedar House, 41 Cedar Avenue, Hamilton HM EX, Bermuda, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

                            PROPOSALS

            PROPOSAL ONE - AMENDMENT OF THE COMPANY'S
          BYE-LAWS TO INCUR DEBT TO PURCHASE ITS SHARES

         The Board has determined to submit to the Company's shareholders a proposal to amend the Company's Bye-Laws to allow the Company to incur debt for borrowed money of up to US$30,000,000 in the aggregate to fund a "Dutch Auction" tender offer in which the Company would purchase the Company's outstanding Shares at a single price per Share not in excess of $15.50 nor less than $11.50, and related fees and expenses. The terms and conditions of the "Dutch Auction" tender offer are set forth in the Offer to Purchase dated October 29, 1998, and in the related Letter of Transmittal, which together as may be amended constitute the "Offer." The Offer is conditioned upon, among other things, the affirmative vote of holders of two-thirds of the Company's outstanding Shares adopting and approving Proposal One. The complete text of the Offer to Purchase, including exhibits, has been mailed with this Proxy Statement and is incorporated by reference. The Offer to Purchase should be read in its entirety.

         The Board proposes to insert the following amendment in Bye-Law 84 in order to expand the purposes of the Company to encompass the incurrence of debt for borrowed money and the purchase by the Company of its Shares:

              (x) entering into, or becoming a party to, and taking all actions including amending the Management Agreement and any other Agreements to which the Company is a party and furnishing such security over the Company's assets as may be necessary or desirable in connection with the incurrence of debt for borrowed money in the amount of up to US$30,000,000 to purchase its Common Shares, and authorizing the Company to pay from the proceeds of such debt and from its income any costs, fees and expenses in connection with such incurrence, or refinancing or replacement thereof, costs related to any current or future proposals submitted by the Board of Directors to amend these Bye-Laws including any related proxy solicitation and regulatory filings and costs related to the purchase by the Company of its Common Shares including the costs and fees related to the preparation and conduct of a "Dutch Auction" self-tender offer.

If Proposal One is not approved, the Company will withdraw the Offer.

Discussion

         Background. The Company was organized in June, 1995, for the purpose of having constructed, owning, chartering and disposing of three Suezmax oil tankers (the "Vessels") chartered to BP Shipping Limited (the "Charterer"), a wholly-owned subsidiary of the British Petroleum Company plc, on separate "hell and high water" bareboat charters (the "Charters") with original seven year terms (the "Original Terms"), plus seven one-year extension options on the part of the Charterer. The Company funded the down payments in respect of the construction of the Vessels primarily by means of an initial public offering of warrants (the "Warrants") in September, 1995.

         On September 30, 1997, the Warrants became exercisable. The Company funded the balance due to the builder of the Vessels by means of payments received from holders of the Warrants on their exercise, together with the purchase of 38,500 Common Shares in respect of unexercised warrants by Silver Island Corporation n.v. The Vessels were constructed and delivered in 1997. The Charterer commenced payment of charterhire to the Company on October 1, 1997.

         The business activities of the Company are limited by its Bye-Laws to the acquiring, leasing, chartering and disposing of the three Vessels and any necessary activities in connection with or incidental to the foregoing. They do not permit the Board to cause the Company to incur debt for borrowed money. However, the Company's Bye-Laws may be amended upon the affirmative vote of holders of two-thirds of the outstanding Shares. In order to effectuate the purchase of Shares pursuant to the Offer, the Company's Board of Directors voted unanimously to authorize and approve the Offer, which provides for the adoption by the Company of Proposal One.

         Summary of the Offer. Under the terms of the Offer, a tendering shareholder has two choices for setting a price at which he is willing to tender his shares: (1) the shareholder must specify in the Letter of Transmittal a price within a range not in excess of $15.50 nor less than $11.50 per Share in increments of $.125 at which he desires to tender his Shares; or
(2) the tendering shareholder must check the appropriate box in the Letter of Transmittal, that he desires to have the Company select the price per Share for his Shares within the range under the "Dutch Auction" process. At the expiration of the offer period, the Company will determine the single per Share price, net to the seller in cash, without interest, that it will pay for Shares properly tendered pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareholders (the "Purchase Price"). The Company will select the lowest Purchase Price that will allow it to buy up to 1,870,967 Shares (or such lesser number of Shares as are properly tendered at prices not in excess of $15.50 nor less than $11.50 per share) at an aggregate Purchase Price not in excess of US$29,000,000. All Shares properly tendered prior to the expiration of the Offer (1) at prices at or below the Purchase Price or (2) where the Shareholder has chosen the Company to select the Purchase Price, and (3) not withdrawn, will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the priority and proration provisions. The Shares tendered at prices in excess of the Purchase Price and Shares not purchased because of proration will be returned at the Company's expense to the shareholders who tendered such Shares. The Company will reserve the right, in its sole discretion, to purchase more than 1,870,967 Shares pursuant to the Offer.

         Summary of the Loan. The Company has arranged to obtain the funds necessary to finance the Offer from bank borrowings in the form of a loan. A loan will be provided by Den norske Bank ASA (the "Lender"). The Lender has issued a commitment letter dated October 23, 1998 (the "Commitment Letter"), under which, subject to certain conditions, including the approval of Proposal One by an affirmative vote of not less than two-thirds of the shareholders of the Company, it has agreed to enter into a loan agreement (the "Loan Agreement") with the Company. Under the Loan Agreement, subject to certain conditions, the Lender will agree to make a loan facility in the principal amount of $30 million (the "Loan") available to the Company. The availability of the Loan will be conditioned, among other things, on the provision by the Company of binding and valid first priority mortgages over the Vessels and assignments of hire in favor of the Lender. The Loan will bear interest payable quarterly at a rate per annum equal to the London Inter-bank Offered Rate ("LIBOR") plus the applicable margin rate of .525%. On drawdown of the Loan, the Company will also enter into an interest rate hedging arrangement. At current rates, the Company expects the interest under an interest rate hedging arrangement to be fixed at approximately 5.1% per annum. The Company cannot predict which fixed rate it will actually obtain. Principal on the loan will be repaid in fall in November, 2004, unless the Loan Agreement is refinanced or extended on terms deemed reasonable to the Company.

         Miscellaneous. In connection with amending the Bye-Laws to allow the Company to incur debt, Proposal One would empower the Board to amend the Management Agreement to allow the costs of this proxy solicitation and any future proxy solicitation on behalf of the Board, the Offer and associated costs to be borne by the Company. Currently, under the Management Agreement the Manager is obligated to pay all expenses of the Company not specifically designated as costs to be paid by the Company. Such costs are currently limited to payment of the management fee, shipbroker fees, insurance premiums and costs associated with litigation or investigations. If Proposal One is not approved, the Manager has indicated that it will bear the costs of this proxy solicitation. If Proposal One is approved, the Company will pay for this proxy solicitation, the negotiation of the Loan and the Offer, (including legal fees and printing and distribution costs) out of charterhire received from the Charterer and the funds received from the Loan. The Company will also bear the costs of any future proxy solicitation approved by the Board. Currently, the Bye-Laws and Management Agreement would require the Manager to incur such costs.

         Proposal One also authorizes the Board to further amend the Management Agreement or amend any other agreements into which the Company has entered, including the respective Charters in order to allow the Company to incur debt in accordance with the Proposal.

Special Considerations

         The incurrence of debt and the purchase of Shares by the Company entail special considerations of which shareholders should be aware.

         Debt service may reduce amounts otherwise available for distribution to shareholders. While the proceeds of the Loan would be used to purchase Shares from Shareholders, the terms of the Loan Agreement would require the Company to make periodic repayments. However, only interest payments will be required during the Original Term of the Charters. The term of the Loan coincides with the Original Term. See "Summary of the Terms." Such payments may reduce funds otherwise available for future distributions to shareholders. However, whether future distributions will be reduced, all other things being equal, will depend on the number of Shares tendered in the Offer and the Purchase Price paid for them. While the Company will be obliged to allocate a portion of its cash flow to interest payments, there will be fewer Shares outstanding among which to make cash distributions.

         Charterhire payable by the Charterer constitutes the Company's primary source of cash for distributions. Daily


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

charterhire is equal to: (i) a fixed premium rate of charterhire of $13,500 per Vessel per day (the "Base Rate"), payable quarterly in advance, and (ii) additional charterhire (which may equal zero) which is the excess of a weighted average of the daily time charter rates for two round trip trade routes traditionally served by Suezmax tankers over the sum of
(A) $8,500 representing daily operating costs and (B) the Base Rate ("Additional Hire").

         The Company's expenses include: (i) the management fee under the Management Agreement equal to $250,000 per annum;
(ii) premiums payable in respect of directors and officers and general liability insurance equal to approximately $180,000 per annum; (iii) commissions payable to independent shipbrokers equal to 1.25% of the Base Rate paid by the Company under the Charters. Assuming consummation of the Offer, until November, 2004, the Company will also incur interest on the Loan in the approximate amount of $1,655,000 per annum (assuming the Loan equals $30 million and interest is fixed at 5.1%) plus annual agents' fees in the amount of $10,000. If Proposal One is approved, the Company will use a portion of the proceeds of the Loan, estimated at $1,000,000, to pay fees and expenses in connection with this proxy solicitation, negotiation of the Loan, and the Offer. In addition, the Company would bear costs of future proxy solicitations approved by the Board of Directors. No assurance can be given that the Company will not incur other expenses that may reduce the amount of charterhire available to make distributions to the shareholders of the Company.

         Dividends are declared at the discretion of the Board of Directors. The Company intends dividends to be payable quarterly in arrears, when, as and if declared by the Board of Directors of the Company out of funds legally available therefor. Each such dividend is payable to holders of record at the close of business on the record date set therefor as they appear in the share registry of the Company, as shall be fixed by the Board of Directors. The amount of dividend payments will depend on the Company's earnings, financial condition, cash requirements and availability, the provisions of Bermuda law affecting the payment of dividends and other factors.

         Under Bermuda law, a Company may not declare or pay a dividend, or make a distribution out of a contributed surplus, if there are reasonable grounds for believing that, after giving effect to such payment, (a) the Company will not be able to pay its liabilities as they fall due, or (b) the realizable- value of the Company's assets (as reasonably determined by the Board) is less than an amount equal to the sum of the Company's liabilities, issued share capital (which equals the product of the par value of each common share and the number of common shares then outstanding), and share premium (which equals the aggregate amount of consideration paid to the Company for such common shares in excess of their par value). There can be no assurance that the realizable value of the Vessels will remain at a level sufficient to enable the Company to continue to pay dividends under Bermuda law.

         Need to repay principal amount. The Company would be required to repay the full amount of the Loan, including all accrued interest and principal, upon the date of maturity of the Loan, which is anticipated to coincide with the expiration of the Charters (excluding any option period exercised by the Charterer beyond the initial seven year Original Term) in November, 2004. Upon the Loan's expiration, the Company will either be required to refinance the Loan, extend the term of the Loan Agreement or sell the Vessels to repay the Loan. If the Company is unable to refinance the Loan or extend the terms of the Loan Agreement, any distribution available to shareholders upon sale of the Vessels would be reduced by the amount necessary to repay the Loan. The Company cannot predict what the market value of each Vessel will be in 2004. Prices for tankers, such as the Vessels, are subject to - numerous factors beyond the ability of the Company to predict, including the price for oil and global economic conditions. If the Vessels were to be sold, depending upon the price received by the Company upon sale of the Vessels, it is possible that no funds would be available for distribution to shareholders.

         Charterer's exercise of an option period. It is anticipated that the Loan's maturity will coincide with the end of the Original Term At that time, the Company will be obligated to repay or refinance the Loan. Even if the Charterer exercises any option to extend the Charters, there is a risk that the Company will be unable to refinance the Loan on terms acceptable to the Company and the Company could be forced to sell one or more of the Vessels to repay the Loan. In such a case, there is likewise no assurance that the price received upon sale of the Vessels would allow the Company to fund a distribution to shareholders. (See "Need to repay principal amount" above).

         Consequences of Loan default. It is anticipated that the terms of the Loan will require the Vessels to be mortgaged as collateral. Default by the Company in repayment of the Loan could result in the loss of the Vessels by the Company. As such, the equity of the shareholders' investment in the Company would likely be reduced to zero.

         Effect on Liquidity. The purchase of the Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly. Nonetheless, the Company anticipates that there will be a sufficient -number of Shares outstanding and publicly traded following consummation of the Offer to ensure a continued trading market for the Shares. Based upon published guidelines of the AMEX, the Company does not believe that its purchase of Shares pursuant to the Offer will cause the Company's remaining Shares to be delisted from the AMEX. The Company believes that its purchase of Shares pursuant to the Offer will not result in the Shares becoming eligible for deregistration under the Securities Exchange Act of 1934.

         Recommendation of Board. The Board has approved the amendment to the Bye-Laws of the Company as set out in Proposal One as well as the Commitment Letter from the Lender. The Board believes that the Company's financial condition and outlook and current market conditions, including recent trading prices of Shares, make this an attractive time to repurchase a significant portion of the outstanding Shares. The Board believes that the repurchase of the Shares will enhance shareholder value.

         Required Vote. Approval of Proposal One will require the affirmative vote of holders of two-thirds of the Company's
Shares.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR
OF THE PROPOSAL TO AMEND THE BYE-LAWS.

  PROPOSAL TWO - SHAREHOLDER SUPPORT FOR BOARD OF DIRECTORS TO
                  SEEK NEW CHARTER ARRANGEMENTS

         The Board has also decided to submit to the Company's shareholders a non-binding proposal to encourage the Board of Directors to look into and explore potential opportunities with major oil companies to secure charter arrangements for additional ships similar to the arrangements with the current Vessels. The proposal does not authorize the Board to take any action on behalf of the Company and is intended solely to measure shareholder support for actions by the Board that may lead to future business opportunities. The Company's business activities are limited by its Bye-Laws and any actions not already authorized by the Bye-Laws resulting from the Board's inquiries must still be approved by the shareholders.

         Required Vote. Approval of Proposal Two will require the affirmative vote of holders of a majority of the Shares present and voting at the Meeting.

THIS PROPOSAL IS INTENDED ONLY TO MEASURE SHAREHOLDER SUPPORT.
THE BOARD OF DIRECTORS DOES NOT MAKE ANY RECOMMENDATION FOR OR
AGAINST PROPOSAL TWO.





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

            PROPOSAL THREE - AMENDMENT TO BYE-LAW 87

         The Board has decided to submit to the Company's shareholders a proposal to allow the Board to make a technical amendment to Bye-Law 87 to correct a typographical error in such Bye-Law. At present, Bye-Law 87 incorrectly cross-references Bye-Law 83 instead of Bye-Law 84, which was intended when the Bye-Laws were first adopted. This proposal would allow the Board to correct this error in Bye-Law 87 by deleting the cross-reference to Bye-Law 83 and replacing it with a reference to Bye-Law 84.

         Required Vote. Approval of Proposal Three will require the affirmative vote of holders of two-thirds of the Company's
Shares.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF
PROPOSAL THREE TO MAKE A TECHNICAL AMENDMENT TO BYE-LAW 87.

SOLICITATION

         As described above, if Proposal One is approved, the cost of soliciting proxies will be borne by the Company. If Proposal One is not approved, the costs will be borne by the Manager in accordance with the Management Contract. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, telegraph, or personal contact. The Board may retain the services of a proxy soliciting firm for soliciting proxies from those entities holding shares in street name.

EFFECT OF ABSTENTIONS

         The affirmative vote of holders of two-thirds of the outstanding Shares, either voting in person or by proxy, is necessary to approve Proposal One and Proposal Three. Because approval by two-thirds of the outstanding Shares is required, abstentions effectively will be votes against approval of these Proposals. Abstentions will not be counted in determining whether Proposal Two has been approved.

VOTE OF MANAGER

         The Company has been advised by Ugland Nordic Shipping ASA, the Manager of the Company, which as of the Record Date owned 1,762,471 Shares constituting approximately 15% of the Shares, that the Manager will vote all its Shares in favor of the Proposals.

OTHER MATTERS

         No other matters are expected to be presented for action at the Meeting.

                                  By Order of the Directors



                                  John Campbell
                                  Secretary

October 29, 1998
Hamilton, Bermuda

                           SIGNATURES




         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



             NORDIC AMERICAN TANKER SHIPPING LIMITED
                          (registrant)





Dated:  November 4, 1998     By:  /s/Herbjorn Hansson
                                  Herbjorn Hansson
                                  President and Chief
                                  Executive Officer






























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